Exhibit 99.2

BRP INC.

MANAGEMENT’S

DISCUSSION AND

ANALYSIS

FOR THE THREE-MONTH PERIOD ENDED APRIL 30, 2023

Table of contents

Table of contents	1

Glossary	2

Basis of Presentation	3

Forward-Looking Statements and Non-IFRS Measures	3

Business Overview	5

Reporting Segments	5

Factors Affecting the Company’s Results of Operations	6

Executive Summary	9

Retail Performance & Market Statistics	10

Results of Operations	11

Analysis of Segment Results for the First Quarter of Fiscal 2024	13

Geographical Trends for the First Quarter of Fiscal 2024	14

Liquidity and Capital Resources	16

Contractual Obligations	18

Capital Resources	19

Consolidated Financial Position	21

Off-Balance Sheet Arrangements	22

Transaction Between Related Parties	24

Financial Instruments	24

Non-IFRS Measures and Reconciliation Tables	26

Reconciliation Tables	27

Summary of Consolidated Quarterly Results	29

Reconciliation Table for Consolidated Quarterly Results	30

Critical Accounting Estimates	33

Environmental, Social and Governance	35

Controls and Procedures	36

Risk Factors	37

Disclosure of Outstanding Shares	37

Additional Information	37

BRP Inc.	Management’s Discussion and Analysis	1

Glossary

Abbreviations	Description	Abbreviations	Description
3WV	Three-Wheeled Vehicles	LIBOR	London Interbank Offered Rate
ATV	All-Terrain Vehicles	NCIB	Normal Course Issuer Bid
BPS	Basis points	MD&A	Management’s Discussion & Analysis
DB	Defined Benefits	OEM	Original Equipment Manufacturer
DC	Defined Contribution	ORV	Off-Road Vehicles
CAPEX	Capital Expenditure	PA&A	Parts, Accessories & Apparel
CGU	Cash Generating Unit	PP&E	Property, Plant & Equipment
EBITDA	Earnings Before Interest, Taxes, Depreciation & Amortization	PWC	Personal Watercraft
EPS	Earnings Per Share	R&D	Research & development
ESG	Environmental, Social and Governance	SIB	Substantial Issuer Bid
EURIBOR	Euro Interbank Offered Rate	SOFR	Secured Overnight Financing Rate
G&A	General & Administrative	Term SOFR	Defined as the forward-looking term rate based on SOFR plus a customary credit spread adjustment
IAS	International Accounting Standards	SSV	Side-by-Side Vehicles
IFRS	International Financial Reporting Standards	Working Capital	Current assets less current liabilities
International	All region except United States & Canada	LVHA	Low Voltage & Human Assisted Group

BRP Inc.	Management’s Discussion and Analysis	2

Basis of Presentation

The following management’s discussion and analysis (“MD&A”) provides information concerning financial condition and results of operations of BRP Inc. (the “Company” or “BRP”) for the first quarter of the fiscal year ending January 31, 2024. This MD&A should be read in conjunction with the unaudited condensed consolidated financial statements for the three-month period ended April 30, 2023. Some of the information included in this discussion and analysis contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from underlying forward-looking statements as a result of various factors, including those described in the “Forward-Looking Statements” section of this MD&A. This MD&A reflects information available to the Company as at May 31, 2023.

The unaudited condensed consolidated interim financial statements of the Company for the three-month periods ended April 30, 2023 and 2022 have been prepared using accounting policies consistent with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”) and in accordance with IAS 34 “Interim Financial Reporting”. All amounts presented are in Canadian dollars unless otherwise indicated. The Company’s fiscal year is the twelve-month period ending January 31. All references in this MD&A to “Fiscal 2024” are to the Company’s fiscal year ended January 31, 2024, and references to “Fiscal 2023” are to the Company’s fiscal year ended January 31, 2023 and references to “Fiscal 2022” are to the Company’s fiscal year ended January 31, 2022.

This MD&A, approved by the Board of Directors on May 31, 2023, is based on the Company’s unaudited condensed consolidated interim financial statements and accompanying notes thereto for the three-month periods ended April 30, 2023 and 2022.

Forward-Looking Statements and Non-IFRS Measures

Forward-Looking Statements

Certain statements in this MD&A about the Company’s current and future plans, prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, including the Company’s environmental, social and governance targets, goals and initiatives set forth under its CSR25 program and announced intention to electrify its existing product lines and launch new electric product lines, priorities and strategies, financial position, market position, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, the expected growth in demand for products and services in the markets in which the Company competes, research and product development activities, including projected design, characteristics, capacity or performance of future products and their expected scheduled entry to market, including with respect to the Can-Am electric two-wheel motorcycles and the electric snowmobiles with Ski-Doo and Lynx, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of applicable securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements.

BRP Inc.	Management’s Discussion and Analysis	3

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific. The Company cautions that its assumptions may not materialize and that global economic and political conditions, combined with one or more of the risks and uncertainties discussed herein, may render such assumptions, although believed reasonable at the time they were made, inaccurate. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements. In addition, many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the risk factors discussed in greater detail under the heading “Risk Factors” of its Annual Information Form dated March 22, 2023.

The forward-looking statements contained in this MD&A are made as of the date of this MD&A, and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this MD&A, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement.

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this MD&A, including without limitation, the assumptions underlying the Company’s environmental, social and governance targets, goals and initiatives under its CSR25 program, which are set out in the “Forward-Looking Statements” section of its Corporate Social Responsibility report, as well as the following assumptions: reasonable industry growth ranging from slightly down to slightly up, that is based on the assumption that supply chain disruptions continue to improve; market share will remain constant or moderately increase; stable global and North American economic conditions, a limited impact from the military conflict between Russia and Ukraine and the COVID-19 pandemic; main currencies in which the Company operates will remain at near current levels; inflation is expected to remain elevated from strong demand, supply shortages and high energy prices, and is expected to gradually decline as central banks gradually increase interest rates; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins, will remain at current levels; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. BRP cautions that its assumptions may not materialize, although believed reasonable at the time they were made, subject to greater uncertainty.

Non-IFRS Measures

This MD&A makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS.

The Company defines and reconciles these measures in the “Non-IFRS Measures and Reconciliation Tables” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	4

Business Overview

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories.

The Company employs close to 23,000 people mainly in manufacturing and distribution sites in Mexico, Canada, Austria, the United States, Finland, Australia and Germany. The Company sells its products in over 130 countries. The products are sold directly through a network of approximately 2,600 dealers in 21 countries, as well as through approximately 150 distributors serving approximately 350 additional dealers.

Reporting Segments

BRP and its subsidiaries (the “Company”) design, develop, manufacture and sell powersports and marine products. The Company has two operating segments consisting of Powersports (Year-Round Products, Seasonal Products and PA&A and OEM engines) and Marine Products.

Powersports

Year-Round Products

Year-Round Products consist of BRP vehicles that are sold and used throughout the year in most climates and include ATVs, SSVs and 3WVs product lines. All products within the Year-Round Product category are sold under the Can-Am brand. Can-Am ATVs, SSVs and 3WVs all leverage BRP’s Rotax engines.

Seasonal Products

Seasonal products consist of BRP products that are mostly used in specific seasons. These products include snowmobiles, which are mainly used during the winter season with sales to dealers concentrated in the months of September to January, as well as PWC and Sea-Doo pontoons, which are mainly used during the summer season, with sales to dealers concentrated in the months of January to April. All these products leverage BRP’s Rotax engines.

Parts, Accessories & Apparel and OEM engines

PA&A and Rotax engines consist of parts, accessories and apparel (referred to as “PA&A”), engines for karts and recreational aircraft and other services.

Marine

Marine consists of boats, pontoons, jet boat and outboard engines and related PA&A and other services. BRP competes in the boat product category with Alumacraft and Quintrex boats, Manitou pontoons and in the marine engine product category with the Rotax engines for jet boats and outboard engine with Stealth Technology.

BRP Inc.	Management’s Discussion and Analysis	5

The following table shows the percentage of total revenues for each segment:

Proportion of Total Revenues (in percentages)	Three-month periods ended
	April 30, 2023	April 30, 2022

Year-Round Products	54.9%	51.6%
Seasonal Products	28.5%	22.6%
Powersports PA&A and OEM Engines	11.7%	19.0%
Total Powersports	95.1%	93.2%
Marine	4.9%	6.8%
Total Revenues	100.0%	100.0%

Factors Affecting the Company’s Results of Operations

Revenues and Sales Program Costs

The Company’s revenues are primarily derived from the wholesale activities to dealers and distributors of the Company’s manufactured vehicles, including Year-Round Products, Seasonal Products, Powersports PA&A and OEM Engines, as well as Marine Products. Revenue recognition normally occurs when products are shipped to dealers or distributors from the Company’s facilities.

In order to support the wholesale activities of the Company and the retail activities of dealers and distributors, the Company may provide support in the form of various sales programs consisting of cash and non-cash incentives. The cash incentives consist mainly of rebates given to dealers, distributors and consumers, volume discounts to dealers and distributors, free or extended coverage period under dealer and distributor inventory financing programs, and retail financing programs. The cost of these cash incentives is recorded as a reduction of revenues. The non-cash incentives mainly consist of extended warranty coverage or free PA&A. When an extended warranty coverage is given with the purchase of a product, a portion of the revenue recognized upon the sale of that product is deferred and recognized during the extended warranty coverage period. The cost of the free PA&A is recorded in cost of sales.

The support provided to dealers, distributors and consumers tends to increase when general economic conditions are difficult, when changing market conditions require the launch of new or more competitive programs, or when dealer and distributor inventory is above appropriate levels.

Under dealer and distributor inventory financing arrangements, the Company could be required to purchase repossessed new and unused products in certain cases of default by dealers or distributors. The cost of repossession tends to increase when dealers or distributors are facing challenging and prolonged difficult retail conditions and when their non-current inventory level is high. During the current fiscal year and previous fiscal year, the Company did not experience significant repossessions under its dealer and distributor inventory financing arrangements. Refer to the “Off-Balance Sheet Arrangements” section of this MD&A for more information on dealer and distributor inventory financing arrangements.

Commodity Costs

Approximately 75% of the Company’s cost of sales consists of material used in the manufacturing process. Therefore, the Company is exposed to the fluctuation of prices of certain raw materials such as aluminum, steel, plastic, resins, stainless steel, copper, rubber and certain rare earth metals. Additionally, the Company is exposed to fuel price fluctuations related to its procurement and distribution activities. The Company does not hedge its long-term exposure to such price fluctuations. Therefore, an increase in commodity prices could negatively impact the Company’s operating results if it is not able to transfer these cost increases to dealers, distributors or consumers.

BRP Inc.	Management’s Discussion and Analysis	6

Warranty Costs

The Company’s regular warranty generally covers periods ranging from six months to five years for most products. In certain circumstances, the Company provides extended warranty coverage as a result of sales programs, under certain commercial accounts, or as required by local regulations. During the warranty period, the Company reimburses dealers and distributors for the entire cost of repair or replacement performed on the products (mainly composed of parts or accessories provided by the Company and labour costs incurred by dealers or distributors). In addition, the Company sells in the normal course of business and provides under certain sales programs extended product warranties.

During its product development process, the Company ensures that high quality standards are maintained at each development stage of a new product. This includes the development of detailed product specifications, the evaluation of the quality of the supply chain and the manufacturing methods and detailed testing requirements over the development stage of the products. Additionally, product quality is ensured by quality inspections during and after the manufacturing process.

The Company records a regular warranty provision when products are sold. Management believes that, based on available information, the Company has adequate provisions to cover any future warranty claims on products sold. However, future claim amounts can differ significantly from provisions that are recorded in the condensed consolidated interim statements of financial position. For extended warranty, the claims are recorded in cost of sales as incurred.

Foreign Exchange

The Company’s revenues are reported in Canadian dollars but are mostly generated in U.S. dollars, Canadian dollars and euros. The Company’s revenues reported in Canadian dollars are to a lesser extent exposed to foreign exchange fluctuations with the Australian dollar, the Brazilian real, the Swedish krona, the Norwegian krone, the British pound, the New Zealand dollar, Mexican pesos, Chinese yuan and Japanese yen. The costs incurred by the Company are mainly denominated in Canadian dollars, U.S. dollars and euros and to a lesser extent in Mexican pesos. Therefore, recorded revenues, gross profit and operating income in Canadian dollars are exposed to foreign exchange fluctuations. The Company’s facilities are located in different countries, which helps mitigate some of its foreign currency exposure.

As of April 30, 2023, the Company had an outstanding balance of U.S. $1,970.1 million ($2,671.5 million) under its U.S. $2,035.0 million ($2,758.4 million) term facility agreement (the “Term Facility”), which results in a gain or loss in net income when the U.S. dollar/Canadian dollar exchange rate at the end of the period varies from the opening period rate. Additionally, the Company’s interest expense on the Term Facility is exposed to U.S. dollar/Canadian dollar exchange rate fluctuations. The Company does not currently hedge the U.S. dollar/Canadian dollar exchange rate fluctuation exposures related to its Term Facility, and therefore, an increase in the value of the U.S. dollar against the Canadian dollar could negatively impact the Company’s net income.

For further detail relating to the Company’s exposure to foreign currency fluctuations, see “Financial Instruments – Foreign Exchange Risk” section of this MD&A.

BRP Inc.	Management’s Discussion and Analysis	7

Net Financing Costs (Financing Costs less Financing Income)

Net financing costs are incurred principally on long-term debt, defined benefit pension plan liabilities and revolving credit facilities. As at April 30, 2023, the Company’s long-term debt of $2,833.4 million was mainly comprised of the Term Facility (B-1 and B-2), which bears interest at Term SOFR plus 2.00% and Term SOFR plus 3.50%, respectively. The Company entered into interest rate cap contracts, which limit its exposure to interest rates increases.

Income Taxes

The Company is subject to federal, state and provincial income taxes in jurisdictions in which it conducts business. The Canadian income tax statutory rate was 26.5% for the three-month period ended April 30, 2023. However, the Company’s effective consolidated tax rate is influenced by various factors, including the mix of accounting profits or losses before income tax among tax jurisdictions in which it operates and the foreign exchange gain or loss on the Term Facility. The Company expects to pay cash taxes in all tax jurisdictions for Fiscal 2024, except in the United States where the Company plans to utilize its tax attributes to offset taxable income or income tax payable.

Seasonality

The Company’s revenues and operating income experience substantial fluctuations from quarter to quarter. In general, wholesale sales of the Company’s products are highest in the period immediately preceding their respective season and during the said season of use. However, the mix of product sales may vary considerably, from time to time, as a result of changes in seasonal and geographic demand, the introduction of new products and models, and production scheduling for particular types of products. As a result, the Company’s financial results are likely to fluctuate significantly from period to period.

BRP Inc.	Management’s Discussion and Analysis	8

Executive Summary

Strong deliveries, aided by improvements in the supply chain and inflationary environment, allowed the Company to deliver a solid first quarter, outperforming the results of the first quarter of Fiscal 2023. The demand for our products continued to be healthy, as evidenced by the increase of 3% in the Company’s North American retail sales for Powersports Products during the first quarter of Fiscal 2024 compared to the same period last year.

The increase in revenues for the three-month period ended April 30, 2023 compared to the first quarter of Fiscal 2023 is mainly explained by high deliveries of units for the upcoming retail season. This increase was driven by strong PWC, Sea-Doo pontoon, and SSV retail sales. The supply chain has gradually returned to a more stable level, resulting in production efficiencies and an increase in gross profit margin compared to the same period last year.

Financial Highlights

(in millions of Canadian dollars, except per share data and margin)	Three-month periods ended
	April 30, 2023	April 30, 2022	Variance ($)	Variance (%)
Income Statement
Revenues	$2,429.4	$1,809.3	$620.1	34.3%
Gross Profit	623.5	454.4	169.1	37.2%
Gross Profit margin (%)	25.7%	25.1%	N/A	60bps
Operating income	281.9	199.6	82.3	41.2%
Normalized EBITDA[1]	377.1	272.1	105.0	38.6%
Net income	154.5	121.0	33.5	27.7%
Normalized net income[1]	192.0	137.1	54.9	40.0%
EPS - diluted	1.92	1.46	0.46	31.5%
Normalized EPS – diluted [1]	2.38	1.66	0.72	43.4%

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	9

Retail Performance & Market Statistics

North American retail sales - for the First Quarter of Fiscal 2024

The Company’s North American retail sales for Powersports Products increased by 3% for the three-month period ended April 30, 2023 compared to the three-month period ended April 30, 2022. The increase was mainly driven by an increase in the sales of PWC and SSV.

✓

North American Year-Round Products retail sales decreased on a percentage basis in the low-single digits compared to the three-month period ended April 30, 2022. In comparison, the Year-Round Products industry recorded a decrease on a percentage basis in the high-single digits over the same period.

✓

North American Seasonal Products retail sales increased on a percentage basis in the mid-single digits compared to the three-month period ended April 30, 2022, when excluding pontoons. In comparison, the Seasonal Products industry recorded an increase on a percentage basis in the mid-single digits over the same period.

The Company’s North American retail sales for Marine Products decreased by 39% compared to the three-month period ended April 30, 2022, as a result of lower product availability.

North American dealer inventories

As at April 30, 2023, North American dealer inventories for Powersports Products increased by 216% compared to April 30, 2022. The increase is across all product lines and mainly due to significantly low levels of inventory during the first quarter of Fiscal 2023, driven by supply chain disruptions that were at their peak at that time.

BRP Inc.	Management’s Discussion and Analysis	10

Results of Operations

(in millions of Canadian dollars, except margin data)	Three-month periods ended
	April 30, 2023	April 30, 2022	Variance ($)	Variance (%)

Income Statement

Revenues	$2,429.4	$1,809.3	$620.1	34.3%

Gross Profit	623.5	454.4	169.1	37.2%

Gross Profit margin (%)	25.7%	25.1%	N/A	60bps

Operating Expenses	341.6	254.8	86.8	34.1%

Normalized EBITDA[1]	377.1	272.1	105.0	38.6%

Net Financing Costs	42.8	13.7	29.1	212.4%

Income Taxes	41.2	48.7	(7.5)	(15.4%)

Net income	154.5	121.0	33.5	27.7%

[1] See “Non-IFRS Measures” section

Revenues

The increase in revenues was primarily due to a higher volume of SSV, PWC and 3WV sold, increased deliveries of Sea-Doo pontoons, favourable product mix as well as favourable pricing across all product lines, partially offset by higher sales programs. The increase includes a favourable foreign exchange rate variation of $94.8 million.

Gross Profit

The increase in gross profit was the result of a favourable volume of SSV, 3WV, and PWC sold along with favourable pricing, a decrease in logistics costs due to more efficiencies in the supply chain, and favourable product mix across product lines. The increase was partially offset by higher materials and labour costs due to inflation, as well as higher sales programs. The increase in gross profit margin percentage was the result of favourable product mix of PWC and 3WV, favourable pricing across all product lines and higher production efficiency coming from an improved supply chain, partially offset by higher sales programs.

Operating Expenses

The following table provides a breakdown of the Company’s Operating Expenses for the three-month period ended April 30, 2023 compared to the three-month period ended April 30, 2022:

(in millions of Canadian dollars)	Three-month periods ended
	April 30, 2023	April 30, 2022	Variance ($)	Variance (%)

Selling and marketing	$127.5	$104.4	$23.1	22.1%

Research and development	101.7	84.0	17.7	21.1%

General and administrative	98.8	70.1	28.7	40.9%

Other operating expenses (income)	13.6	(3.7)	17.3	NM[a]

Operating Expenses	$341.6	$254.8	$86.8	34.1%

[a] NM - Not Meaningful

The increase in operating expenses was mainly attributable to an increase in R&D expenses to support future growth, higher G&A expenses mainly related to the modernization of the Company’s software infrastructure and higher selling and marketing expenses mainly attributable to continued product investments. The increase in operating expenses includes an unfavourable foreign exchange rate variation of $14 million.

BRP Inc.	Management’s Discussion and Analysis	11

Normalized EBITDA [1]

The increase in normalized EBITDA [1] was primarily due to higher gross profit, partially offset by higher operating expenses, mostly in R&D, and selling and marketing.

Net Financing Costs

The increase in net financing costs primarily resulted from higher interest expense on the Term Facility due to a higher average interest rate, and a higher outstanding nominal amount.

Income Taxes

The decrease in income tax expense was primarily due to the effect of foreign currency translation related to property, plant and equipment from Mexican operations, the recognition of certain benefits related to Canadian tax incentives and a favourable mix of accounting profits and losses between tax jurisdictions. The decrease was partially offset by higher operating income. The effective income tax rate amounted to 21.1% for the three-month period ended April 30, 2023 compared to 28.7% for the three-month period ended April 30, 2022. The decrease resulted primarily from the favourable impact arising from the Mexican operations, the recognition of certain benefits related to Canadian tax incentives and a favourable mix of accounting profits and losses between tax jurisdictions. The decrease is mainly offset by the tax and accounting treatment of the foreign exchange (gain) loss on the Term Facility.

Net Income

The increase in net income was primarily due to a higher operating income and lower income tax expense, partially offset by an increase in financing costs and an unfavourable impact of the foreign exchange rate variation on the U.S. denominated long-term debt.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	12

Analysis of Segment Results for the First Quarter of Fiscal 2024

The following section provides an overview of the financial performance of the Company’s segments for the three-month period ended April 30, 2023 compared to the same period ended April 30, 2022. The inter-segment transactions are included in the analysis.

Segment results (in millions of Canadian dollars)	Three-month period ended		Variance ($)	Variance (%)
	April 30, 2023	April 30, 2022
Revenues [1]
Powersports

Year-Round	$1,333.3	$934.4	$398.9	42.7%

Seasonal	691.9	408.7	283.2	69.3%

Powersports PA&A and OEM Engines	284.9	343.6	(58.7)	(17.1%)
Marine	122.3	132.2	(9.9)	(7.5%)
Gross profit
Powersports	630.3	434.3	196.0	45.1%

As a percentage of revenues	27.3%	25.7%	N/A	160bps

Marine	(6.8)	20.1	(26.9)	(133.8%)
As a percentage of revenues	-5.6%	15.2%	N/A	(2080bps)

[1] Including inter-segment transactions.

Powersports

Revenues

Year-Round Products

The increase in revenues from Year-Round Products was primarily attributable to a higher volume of SSV and 3WV sold due to additional capacity and supply chain issues in Fiscal 2023 that impacted product availability, as well as favourable pricing and product mix across all product lines, which was partially offset by higher sales programs. The increase includes a favourable foreign exchange rate variation of $63 million.

Seasonal Products

The increase in revenues from Seasonal Products is primarily attributable to a higher volume of PWC sold, driven by strong market demand and due to supply chain issues experienced in the prior year which impacted product availability, as well as increased deliveries of the Sea-Doo pontoon. The increase was also attributable to favourable pricing across all product lines, partially offset by higher sales programs. The increase includes a favourable foreign exchange rate variation of $16 million.

Powersports PA&A and OEM Engines

The decrease in revenues from Powersports PA&A and OEM Engines was mainly attributable to a lower volume of sales. The decrease in sales volume was mainly attributable to higher sales of snowmobile PA&A last year, driven by late unit deliveries in the season, and by lower dealer orders. The decrease includes a favourable foreign exchange rate variation of $11 million.

Gross Profit

The increase in gross profit was the result of a favourable volume across all product lines except ATV, favourable pricing, as well as higher deliveries of the Sea-Doo pontoon. The increase was partially offset by higher commodities and labour costs due to inflation as well as higher sales programs. The increase in gross profit margin percentage was the result of favourable product mix of PWC and 3WV, as well as a reduction in cost inefficiencies due to supply chain improvements across all product lines, partially offset by higher sales programs. The increase in gross profit includes a favourable foreign exchange rate variation of $29 million.

BRP Inc.	Management’s Discussion and Analysis	13

Marine

Revenues

The decrease in revenues from the Marine segment was mainly due to a lower volume of boats and PA&A sold as a result of supply chain disruptions and a longer production ramp-up related to the introduction of new products. The decrease was partially offset by a favourable product mix of boats sold, as well as higher pricing and a favourable foreign exchange rate variation of $5 million.

Gross Profit

The gross profit decrease was primarily due to lower revenues and higher commodities and labour costs due to inflation and inefficiencies relating to supply chain disruptions, partially offset by favourable pricing.

Geographical Trends for the First Quarter of Fiscal 2024

Revenues

Revenues by geography (in millions of Canadian dollars)	Three-month periods ended		Variance ($)	Variance (%)
	April 30, 2023	April 30, 2022
Revenues ($)
United States	$1,496.6	$1,031.0	$465.6	45.2%
Canada	326.5	280.1	46.4	16.6%
International	606.3	498.2	108.1	21.7%
Total Revenues ($)	$2,429.4	$1,809.3
Revenues (%)
United States	61.6%	57.0%	N/A	460bps
Canada	13.4%	15.5%	N/A	(210bps)
International	25.0%	27.5%	N/A	(250bps)
Total Revenues (%)	100.0%	100.0%

United States

The increase in revenues from the United States was primarily due to the favourable volume of Year-Round Products and Seasonal Products sold, as well as favourable pricing across all product lines, partially offset by higher sales programs. The increase includes a favourable foreign exchange impact of $81 million.

Canada

The increase in revenues from Canada was primarily due to a higher volume of Year-Round Products and Seasonal Products, and favourable pricing across all product lines, partially offset by higher sales programs.

International

The increase in revenues from International was primarily due to a higher volume of Year-Round Products and Seasonal Products, as well as a favourable pricing across all product lines, partially offset by higher sales programs. The increase includes a favourable foreign exchange impact of $14 million.

BRP Inc.	Management’s Discussion and Analysis	14

Foreign Exchange

The key average exchange rates used to translate foreign-denominated revenues and expenses, excluding any effect of the Company’s hedging program for the three-month periods ended April 30, 2023 and 2022 were as follows:

		April 30, 2023		April 30, 2022
U.S. dollars	1.3540	CA$/US$	1.2668	CA$/US$
Euro	1.4614	CA$/€	1.4007	CA$/€

The key period-end exchange rates used to translate foreign-denominated assets and liabilities were as follows:

		April 30, 2023		January 31, 2023
U.S. dollars	1.3555	CA$/US$	1.3333	CA$/US$
Euro	1.4964	CA$/€	1.4476	CA$/€

When comparing the operating income and the income before income tax for the three-month period ended April 30, 2023 to the corresponding period ended April 30, 2022, the foreign exchange fluctuations impact was as follows:

Foreign exchange (gain) loss
(in millions of Canadian dollars)	Three-month period
Revenues	$(94.8)
Cost of sales	93.6
Impact of foreign exchange fluctuations on gross profit	(1.2)
Operating expenses	13.8
Impact of foreign exchange fluctuations on operating income	12.6
Long-term debt	27.2
Net financing costs	3.0
Impact of foreign exchange fluctuations on income before income taxes	$42.8

BRP Inc.	Management’s Discussion and Analysis	15

Liquidity and Capital Resources

Liquidity

The Company’s primary sources of cash consist of existing cash balances, operating activities and available borrowings under the Revolving Credit Facilities and Term Facility.

The Company’s primary use of cash is to fund operations, working capital requirements and capital expenditures in connection with product development and manufacturing infrastructure. The fluctuation of working capital requirements is primarily due to the seasonality of the Company’s production schedule and product shipments.

A summary of net cash flows by activity for the three-month periods ended April 30, 2023 and 2022 is presented below:

	Three-month periods ended
(millions of Canadian dollars)	April 30, 2023	April 30, 2022
Net cash flows generated from (used in) operating activities	$258.8	$(333.1)
Net cash flows used in investing activities	(115.6)	(107.5)
Net cash flows generated from (used in) financing activities	(115.3)	232.5
Effect of exchange rate changes on cash and cash equivalents	(17.2)	(2.4)
Net increase (decrease) in cash and cash equivalents	10.7	(210.5)
Cash and cash equivalents at beginning of period	202.3	265.8
Cash and cash equivalents at end of period	$213.0	$55.3

Free cash flow [1]	$141.0	$(442.1)

Net Cash Flows Generated from (Used in) Operating Activities

A summary of cash flows from operating activities for the three-month periods ended April 30, 2023 and 2022 is presented below:

	Three-month periods ended
(millions of Canadian dollars)	April 30, 2023	April 30, 2022
Net income	$154.5	$121.0
Non-cash and non-operating items	221.9	158.0
Changes in working capital	(9.8)	(458.5)
Income taxes paid, net of refunds	(107.8)	(153.6)
Net cash flows generated from (used in) operating activities	$258.8	$(333.1)

Net cash flows generated from operating activities totalled $258.8 million for the three-month period ended April 30, 2023 compared to $333.1 million used in operating activities for the three-month period ended April 30, 2022. The $591.9 million increase in net cash flows generated was mainly due to favourable changes in working capital and lower income taxes paid. The favourable changes in working capital were primarily attributable to an increase in trade payables and accruals compared to the unusually low levels for the three-month period ended April 30, 2022 as well as a decrease in the amount of inventory purchases compared to the high levels for the three-month period ended April 30, 2022.

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	16

Net Cash Flows Used in Investing Activities

A summary of cash flows from investing activities for the three-month periods ended April 30, 2023 and 2022 is presented below:

	Three-month periods ended
(millions of Canadian dollars)	April 30, 2023	April 30, 2022
Additions to property, plant and equipment	$(111.2)	$(92.6)
Additions to intangible assets	(6.6)	(16.4)
Other	2.2	1.5
Net cash flows used in investing activities	$(115.6)	$(107.5)

Net cash flows used in investing activities totalled $115.6 million for the three-month period ended April 30, 2023 compared to $107.5 million for the three-month period ended April 30, 2022. The $8.1 million increase was mostly explained by continued capacity investments in property, plant and equipment compared to the three-month period ended April 30, 2022.

Net Cash Flows Generated from (Used in) Financing Activities

A summary of cash flows from financing activities for the three-month periods ended April 30, 2023 and 2022 is presented below:

	Three-month periods ended
(millions of Canadian dollars)	April 30, 2023	April 30, 2022
Repurchase of subordinate voting shares	(49.6)	(55.5)
Increase in revolving credit facilities	-	327.8
Dividends paid	(14.2)	(13.0)
Repayment of long-term debt	(8.1)	(5.9)
Interest paid	(40.8)	(13.2)
Other	(2.6)	(7.7)
Net cash flows generated from (used in) financing activities	$(115.3)	$232.5

Net cash flows used in financing activities totalled $115.3 million for the three-month period ended April 30, 2023 compared to net cash flows generated from financing activities in the amount of $232.5 million for the three-month period ended April 30, 2022. The $347.8 million increase in net cash flows used was mainly attributable to a decrease in the amount drawn on revolving credit facilities. The increase was partially offset by an increase in the interest paid due to rising interest rates for the three-month period ended April 30, 2023.

BRP Inc.	Management’s Discussion and Analysis	17

Contractual Obligations

The following table summarizes the Company’s significant contractual obligations as at April 30, 2023:

(millions of Canadian dollars)	Less than 1 year	1-3 years	4-5 years	More than 5 years	Total amount
Trade payables and accruals	$1,603.4	$—	$—	$—	$1,603.4
Long-term debt (including interest)	157.5	523.1	2,254.8	782.9	3,718.3
Lease liabilities (including interest)	51.2	83.5	42.1	41.3	218.1
Derivative financial instruments	39.1	1.7	—	—	40.8
Other financial liabilities	116.5	30.4	2.4	30.2	179.5
Total	$1,967.7	$638.7	$2,299.3	$854.4	$5,760.1

The Company enters into purchasing agreements with suppliers related to material used in production. These agreements are usually entered into before production begins and may specify a fixed or variable quantity of material to be purchased. Due to the uncertainty as to the amount and pricing of material that may be purchased, the Company is not able to determine with precision its commitments in connection with these supply agreements.

Management believes that the Company’s operating activities and available financing capacity will provide adequate sources of liquidity to meet its short-term and long-term needs.

BRP Inc.	Management’s Discussion and Analysis	18

Capital Resources

Revolving Credit Facilities

The applicable interest rates vary depending on a leverage ratio. The leverage ratio is defined in the Revolving Credit Facilities agreement by the ratio of net debt to consolidated cash flows of the Company (the “Leverage ratio”). The applicable interest rates are as follows:

Currency	Applicable Interest Rates
U.S. dollars at either	◾ Term SOFR plus 1.45% to 3.00% per annum; or ◾ U.S. Base Rate plus 0.45% to 2.00% per annum; or ◾ U.S. Prime Rate plus 0.45% to 2.00% per annum;
Canadian dollars at either	◾ Bankers’ Acceptance plus 1.45% to 3.00% per annum; or ◾ Canadian Prime Rate plus 0.45% to 2.00% per annum
Euros	◾ EURIBOR plus 1.45% to 3.00% per annum

In addition, the Company incurs commitment fees of 0.25% to 0.40% per annum on the undrawn amount of the Revolving Credit Facilities.

As at April 30, 2023, the cost of borrowing under the Revolving Credit Facilities was as follows:

Currency	Cost of Borrowing
U.S. dollars at either	◾ Term SOFR plus 1.70% per annum; or ◾ U.S. Base Rate plus 0.70% per annum; or ◾ U.S. Prime Rate plus 0.70% per annum;
Canadian dollars at either	◾ Bankers’ Acceptance plus 1.70% per annum; or ◾ Canadian Prime Rate plus 0.70% per annum
Euros	◾ EURIBOR plus 1.70% per annum

As at April 30, 2023, the commitment fees on the undrawn amount of the Revolving Credit Facilities were 0.25% per annum.

Under certain conditions, the Company is required to maintain a minimum fixed charge coverage ratio in order to have full access to its Revolving Credit Facilities. Additionally, the total available borrowing under the Revolving Credit Facilities is subject to a borrowing base calculation representing 75% of the carrying amount of trade and other receivables plus 50% of the carrying amount of inventories.

As at April 30, 2023 and January 31, 2023, the Company had contracted the following indebtedness:

(millions of Canadian dollars)	April 30, 2023	January 31, 2023
Bank overdraft	$29.9	$29.0
Issued letters of credit	34.5	33.5
Outstanding letters of credit under other bank agreements	6.0	6.0

BRP Inc.	Management’s Discussion and Analysis	19

Term Facility

On March 10, 2023, the Company amended its Term Loan B-1 by replacing the LIBOR references with SOFR references, with all other conditions remaining the same.

As at April 30, 2023, the cost of borrowing under the Term Loan was as follows:

Loan	Cost of Borrowing
Term Loan B-1	◾ 2.00% per annum, with a Term SOFR floor of 0.00%; or ◾ U.S. Base Rate plus 1.00%; or ◾ U.S. Prime Rate plus 1.00%
Term Loan B-2	◾ Term SOFR plus 3.50% per annum, with a Term SOFR floor of 0.5%

Under the Term Facility, the cost of borrowing in U.S. Base Rate or U.S. Prime Rate cannot be lower than the cost of borrowing under SOFR.

The Company is required to repay a minimum of 0.25% of the nominal amount each quarter. Consequently, the Company repaid an amount of U.S. $5.1 million ($6.9 million) during the three-month period ended April 30, 2023. Also, the Company may be required to repay a portion of the Term Facility in the event that it has an excess cash position at the end of the fiscal year and its leverage ratio is above a certain threshold level. As at April 30, 2023 and 2022, the Company was not required to repay any portion of the Term Facility under this requirement.

Austrian Term Loans

During the three-month period ended April 30, 2023, the Company entered into an unsecured loan agreement at a favourable interest rate under an Austrian government program. This program supports R&D projects based on the Company’s incurred expenses in Austria. The term loan has a nominal amount of €0.2 million ($0.3 million) with an interest rate of 1% with a maturity date of March 2027.

As at April 30, 2023, the Company had €128.1 million ($191.7 million) outstanding under its Austrian term loans bearing interest at a range between 0.87% to 4.23% and maturing between December 2023 and December 2030.

Lease Liabilities

As at April 30, 2023, the contractual obligations in relation to assets acquired under lease agreements amounted to $218.1 million.

Normal Course Issuer Bid Program

During the three-month period ended April 30, 2023, the Company continued its repurchases under the NCIB that was announced and started during the fiscal year ended January 31, 2023, and repurchased for cancellation 535,500 subordinate voting shares for a total consideration of $54.7 million.

Dividend

On May 31, 2023, the Company’s Board of Directors declared a quarterly dividend of $0.18 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on July 14, 2023 to shareholders of record at the close of business on June 30, 2023.

The Board of Directors has determined that this quarterly dividend is appropriate based on several relevant factors, including, without limitation, the Company’s results of operations, current and anticipated cash requirements and surplus, financial condition, contractual restrictions and financing agreement covenants (including restrictions in the Term Facility and the Revolving Credit Facilities or other material agreements) and solvency tests imposed by corporate law.

The payment of each quarterly dividend remains subject to the declaration of that dividend by the Board of Directors. The actual amount, the declaration date, the record date and the payment date of each quarterly dividend are subject to the discretion of the Board of Directors.

BRP Inc.	Management’s Discussion and Analysis	20

Consolidated Financial Position

The following table reflects the main variances that have occurred in the Company’s unaudited condensed consolidated interim statements of financial position between April 30, 2023 and January 31, 2023, the impact of the fluctuation of exchange rates on such variances, the related net variance (excluding the impact of the fluctuation of exchange rates on such variances) as well as explanations for the net variance:

(millions of Canadian dollars)	April 30, 2023	January 31, 2023	Variance	Exchange Rate Impact	Net Variance	Explanation of Net Variance
Trade and other receivables	$586.7	$655.0	$(68.3)	$(12.7)	$(81.0)	Mostly explained by an improvement in the timing of collections during Fiscal 2024
Inventories	2,503.0	2,290.1	212.9	(32.4)	180.5	Mostly explained by higher raw material inventory for upcoming production and higher finished product inventory for upcoming deliveries, partly offset by lower work in progress inventory
Property, plant and equipment	1,867.7	1,810.4	57.3	(17.6)	39.7	Mostly explained by continued capacity investments in property, plant and equipment
Trade payables and accruals	1,603.4	1,548.2	55.2	(20.4)	34.8	Mostly explained by higher purchases of raw materials
Provisions	749.5	665.2	84.3	(9.1)	75.2	Mostly explained by higher sales programs
Deferred revenues	205.3	226.8	(21.5)	27.8	6.3	No significant variances
Long-term debt, including current portion	2,833.4	2,790.2	43.2	(49.4)	(6.2)	No significant variances
Employee future benefit liabilities	163.2	158.0	5.2	3.3	8.5	No significant variances

BRP Inc.	Management’s Discussion and Analysis	21

Off-Balance Sheet Arrangements

Dealer and Distributor Financing Arrangements

The Company, most of its independent dealers and some of its independent distributors are parties to agreements with third-party financing service providers. These agreements provide financing to facilitate the purchase of the Company’s products and improve the Company’s working capital by allowing an earlier collection of accounts receivable from dealers and distributors. Approximately three-quarters of the Company’s sales are made under such agreements. The parties listed above have agreements with Huntington Distribution Finance, Inc., Huntington Commercial Finance Canada Inc., Huntington Commercial Finance LLC and Huntington Commercial Finance New Zealand Ltd (collectively, “Huntington”), to provide financing facilities in North America, Australia and New Zealand, and with Wells Fargo Commercial Distribution Finance, Wells Fargo Bank International, Wells Fargo International Finance LLC and Wells Fargo International Finance (New Zealand) Limited (collectively “Wells Fargo”) for financing facilities in North America, Europe and Australia. The agreement between the Company and Huntington will expire by January 31, 2024. For most of the contracts with Wells Fargo, the maximum commitment period is up to May 31, 2024.

The total amount of financing provided to the Company’s independent dealers and distributors totalled $2,193.8 million for the three-month period ended April 30, 2023, compared to $1,752.6 million for the three-month period ended April 30, 2022. The outstanding financing between the Company’s independent dealers and distributors and third-party finance companies amounted to $2,991.8 million and $2,674.0 million as at April 30, 2023, and January 31, 2023, respectively.

The breakdown of outstanding amounts by country and local currency between the Company’s independent dealers and distributors with third-party finance companies were as follows, as at:

(in millions)	Currency	April 30, 2023	January 31, 2023
Total outstanding	CAD	$2,991.8	$2,674.0
United States	USD	$1,650.7	$1,480.6
Canada	CAD	$526.0	$472.1
Europe	EUR	€ 66.0	€ 63.3
Australia and New Zealand	AUD	$144.5	$145.0

The costs incurred by the Company under the dealers’ and distributors’ financing agreements totalled $47.3 million for the three-month period ended April 30, 2023 compared to $10.3 million for the three-month period ended April 30, 2022. The increase was mainly attributable to rising interest rates.

Under the dealer and distributor financing agreements, in the event of default, the Company may be required to purchase, from the finance companies, repossessed new and unused products at the total unpaid principal balance of the dealer or distributor to the finance companies. During the three-month period ended July 31, 2021, the Company renegotiated and regrouped some of its repurchase obligations for obligations that were held with the same third-party financing providers. Henceforth, the obligations are generally within a range of U.S. $14.0 million ($19.0 million) or 15% of the calendar year twelve-month average amount of financing outstanding under the financing agreements and U.S. $25.0 million ($33.9 million) or 10% of the last twelve-month average amount of financing outstanding under the financing agreements ($204.4 million as at April 30, 2023).

The maximum amount subject to the Company’s obligation to purchase repossessed new and unused products from the finance companies was $223 million as at April 30, 2023 and $186 million as at January 31, 2023.

The Company did not incur significant losses related to new and unused products repossessed by the finance companies for the three-month periods ended April 30, 2023 and 2022.

BRP Inc.	Management’s Discussion and Analysis	22

Substantially completed units financing

During the year ended January 31, 2022, the Company amended one of its dealer and distributor financing agreement in order to allow for the financing of the substantially completed units shipped at the Company’s dealers (“Substantially Completed Units”). The financing of those Substantially Completed Units is limited by certain financial thresholds. Under the amendment agreement, the Company’s dealers are required to comply with thresholds regarding the Substantially Completed Units shipped at the Company’s dealers (“Thresholds”).

As at April 30, 2023, the total maximum outstanding obligations of all dealers for substantially completed units could not exceed U.S. $400.0 million ($542.2 million). This limit is set to be gradually reduced to reach U.S. $300.0 million ($406.6 million) as of January 31, 2024 and nil as of April 30, 2024. The maximum outstanding obligations of any individual dealer at any time for Substantially Completed Units shall not exceed U.S. $18.0 million ($24.4 million). In addition, the maximum obligations by all dealers for seasonal products are limited to U.S. $50 million ($67.8 million) for snowmobiles as at April 30, 2023 and U.S $50.0 million ($67.8 million) for PWC as January 31, 2024.

In the event one of the Thresholds is exceeded, the Company would be required to reduce the outstanding dealers’ financing by assuming their financing until compliance with Thresholds. The Substantially Completed Units stop being considered within the Thresholds limits when all the missing components are installed by the dealers. The Company was in compliance with the Thresholds as at April 30, 2023.

Consumer Financing Arrangements

The Company has contractual relationships with third-party financing companies in order to facilitate consumer credit for the purchase of its products in North America. The agreements generally allow the Company to offer a subsidized interest rate to consumers for a certain limited period under certain sales programs. In Canada, the Company has agreements with TD Financing Services and the Fédération des caisses Desjardins du Québec for such purposes. In the United States, the Company has agreements with Sheffield Financial, Citi Retail Services and Roadrunner Financial. Under these contracts, the Company’s financial obligations are related to the commitments made under certain sales programs.

BRP Inc.	Management’s Discussion and Analysis	23

Transaction Between Related Parties

Transactions with Bombardier Inc., a Company Related to Beaudier Group

Pursuant to the purchase agreement entered into in 2003 in connection with the acquisition of the recreational product business of Bombardier Inc., the Company committed to reimburse to Bombardier Inc. income taxes amounting to $22.9 million as at April 30, 2023 and $22.7 million as at January 31, 2023, respectively. The payments will begin when Bombardier Inc. starts making income tax payments in Canada and/or in the United States. The Company does not expect to make any payments to Bombardier Inc. in relation to that obligation for Fiscal 2024.

Financial Instruments

The Company’s financial instruments, divided into financial assets and financial liabilities, are measured at the end of each period at fair value or amortized costs using the effective interest method depending on their classification determined by IFRS. By nature, financial assets are exposed to credit risk whereas financial liabilities are exposed to liquidity risk. Additionally, the Company’s financial instruments and transactions could be denominated in foreign currency creating a foreign exchange exposure that could be mitigated by the use of derivative financial instruments. The Company is to a lesser extent exposed to interest risk associated to its Revolving Credit Facilities, Term Facility and Austrian term loans.

Foreign Exchange Risk

The elements reported in the consolidated statements of net income, in the consolidated statements of financial position and in the consolidated statements of cash flows presented in the Company’s unaudited condensed consolidated interim financial statements in Canadian dollars are significantly exposed to the fluctuation of exchange rates, mainly the Canadian dollar/U.S. dollar rate and the Canadian dollar/euro rate.

The Company’s cash inflows and outflows are mainly comprised of Canadian dollars, U.S. dollars and euros. The Company intends to maintain, as a result of its business transactions, a certain offset position on U.S. dollar and euro denominated cash inflows and outflows.

For some currencies over which the Company cannot achieve an offset through its recurring business transactions, mainly the U.S. dollar, the Australian dollar, the Swedish krona, the Norwegian krone and the British pound, the Company uses foreign exchange contracts according to the Company’s hedging strategy. Management periodically reviews the relevant hedging position and may hedge at any level within the authorized parameters of the policy, up to the maximum percentage allowed. Those contracts are accounted for under the cash flow hedge model covering highly probable forecasted sales in these currencies, and the gains or losses on those derivatives are recorded in net income only when the forecasted sales occur.

Finally, the Company reduces the exposure on its net income arising from the revaluation at period-end of monetary items denominated in a different functional currency by using foreign exchange contracts. Those contracts are recorded in net income at each period end in order to mitigate the gains or losses resulting from the revaluation at spot rate of these foreign-denominated liabilities.

While the Company’s operating income is protected, to a certain extent, from significant fluctuations of foreign exchange rates resulting from the application of the Company’s hedging strategy, the net income is significantly exposed to Canadian dollar/U.S. dollar rate fluctuations due to the U.S. dollar-denominated long-term debt. However, there is a monetary impact for the Company only to the extent the Term Facility is repaid.

BRP Inc.	Management’s Discussion and Analysis	24

Liquidity Risk

The Company is exposed to the risk of encountering difficulty in meeting obligations related to its financial liabilities. In order to manage its liquidity risk accurately, the Company continuously monitors its operating cash requirements taking into account the seasonality of the Company’s working capital needs, revenues and expenses. The Company believes the cash flows generated from operations combined with its cash on hand and the availability of funds under its credit facilities ensures its financial flexibility and mitigates its liquidity risk.

Credit Risk

The Company could be exposed, in the normal course of business, to the potential inability of dealers, distributors and other business partners to meet their contractual obligations on financial assets and on amounts guaranteed under dealer and distributor financing arrangements with Huntington and Wells Fargo.

The Company considers that its credit risk associated with its trade receivables and its limited responsibilities under the dealer and distributor financing agreements with Huntington and Wells Fargo does not represent a significant concentration of risk and loss due to the large number of dealers, distributors and other business partners and their dispersion across many geographic areas. Moreover, the Company mitigates such risk by doing business through its own distribution channels and by monitoring the creditworthiness of the dealers and distributors in the different geographic areas.

Interest Rate Risk

The Company is exposed to the variation of interest rates mainly resulting from the Term SOFR on its Term Facility. However, the Company entered into interest rate cap contracts, which limit its exposure to interest rate increase.

BRP Inc.	Management’s Discussion and Analysis	25

Non-IFRS Measures and Reconciliation Tables

The Company uses non-IFRS measures and ratio, including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements

Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, these measures consider the impact of investing activities, financing activities and income taxes on the Company’s financial results
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense
Normalized earnings per share – basic & diluted	Calculated respectively by dividing the Normalized net income by the weighted average number of shares – basic and the weighted average number of shares – diluted
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

BRP Inc.	Management’s Discussion and Analysis	26

Reconciliation Tables

The following table presents the reconciliation of Net income to Normalized net income [1] and Normalized EBITDA [1].

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2023	April 30, 2022

Net income	$154.5	$121.0

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	43.8	16.1

Gain on NCIB	—	(1.8)

Costs related to business combinations [2]	4.9	1.1

Other elements	0.2	1.3

Income tax adjustment [1] [3]	(11.4)	(0.6)

Normalized net income [1]	192.0	137.1

Normalized income tax expense [1]	52.6	49.3

Financing costs adjusted [1]	44.1	16.5

Financing income adjusted [1]	(1.5)	(1.0)

Depreciation expense adjusted [1]	89.9	70.2

Normalized EBITDA [1]	$377.1	$272.1

[1]	See “Non-IFRS Measures” section.

[2]	Transaction costs and depreciation of intangible assets related to business combinations.

[3]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of Net Cash Flows from Operating Activities to Free Cash Flow [1].

(millions of Canadian dollars)	Three-month periods ended
	April 30, 2023	April 30, 2022

Net cash flows generated from (used in) operating activities	$258.8	$(333.1)

Additions to property, plant and equipment	111.2	92.6

Additions to intangible assets	6.6	16.4

Free cash flow [1]	$141.0	$(442.1)

[1]	See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	27

The following table presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

(millions of Canadian dollars, except per share data)	Three-month periods ended
	April 30, 2023	April 30, 2022

Depreciation expense reconciliation

Depreciation expense	$92.4	$71.3

Depreciation of intangible assets related to business combinations	2.5	1.1

Depreciation expense adjusted	$89.9	$70.2

Income tax expense reconciliation

Income tax expense	$41.2	$48.7

Income tax adjustment [2]	(11.4)	(0.6)

Normalized income tax expense [1]	$52.6	$49.3

Financing costs reconciliation

Financing costs	$44.3	$16.5

Transaction costs on long-term debt	0.2	—

Financing costs adjusted	$44.1	$16.5

Financing income reconciliation

Financing income	$(1.5)	$(2.8)

Gain on NCIB	—	(1.8)

Financing income adjusted	$(1.5)	$(1.0)

Normalized EPS - basic [1] calculation

Normalized net income [1]	$192.0	$137.1

Non-controlling interests	0.3	0.1

Weighted average number of shares - basic	78,856,822	81,075,819

Normalized EPS - basic [1]	$2.43	$1.69

Normalized EPS - diluted [1] calculation

Normalized net income [1]	$192.0	$137.1

Non-controlling interests	0.3	0.1

Weighted average number of shares - diluted	80,411,463	82,701,016

Normalized EPS - diluted [1]	$2.38	$1.66

[1]	See “Non-IFRS Measures” section.

[2]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

BRP Inc.	Management’s Discussion and Analysis	28

Summary of Consolidated Quarterly Results

	Three-month periods ended
	April	January	October	July	April	January	October	July
	30,	31,	31,	31,	30,	31,	31,	31,
	2023	2023	2022	2022	2022	2022	2021	2021
(millions of Canadian dollars, except per share and gross profit data)	Fiscal 2024	Fiscal 2023	Fiscal 2023	Fiscal 2023	Fiscal 2023	Fiscal 2022	Fiscal 2022	Fiscal 2022

Revenues by category

Powersports

Year-Round Products	$1,333.3	$1,254.8	$1,279.8	$1,358.1	$934.4	$853.1	$736.3	$955.6

Seasonal Products	691.9	1,319.5	1,020.9	691.2	408.7	1,048.9	437.3	574.5

Powersports PA&A and OEM Engines	284.9	378.1	297.5	257.3	343.5	310.6	283.7	248.6

Marine	119.3	123.9	111.1	131.9	122.7	134.9	130.7	125.1

Total Revenues	2,429.4	3,076.3	2,709.3	2,438.5	1,809.3	2,347.5	1,588.0	1,903.8

Gross profit	623.5	787.6	654.7	602.7	454.4	609.5	410.6	570.1

As a percentage of revenues	25.7%	25.6%	24.2%	24.7%	25.1%	26.0%	25.9%	29.9%

Net income	154.5	365.1	141.6	237.7	121.0	209.6	127.7	212.9

Normalized EBITDA [1]	377.1	528.0	487.9	418.3	272.1	416.4	251.7	415.0

Normalized net income [1]	192.0	309.2	292.5	237.9	137.1	251.3	123.7	249.5

Basic EPS	$1.96	$4.64	$1.79	$3.00	$1.49	$2.55	$1.57	$2.54

Diluted EPS	1.92	4.54	1.76	2.94	1.46	2.50	1.53	2.46

Normalized basic EPS [1]	2.43	3.93	3.71	3.00	1.69	3.06	1.52	2.97

Normalized diluted EPS [1]	2.38	3.85	3.64	2.94	1.66	3.00	1.48	2.89

[1]	See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	29

Reconciliation Table for Consolidated Quarterly Results

	April	January	October	July	April	January	October	July
	30,	31,	31,	31,	30,	31,	31,	31,
	2023	2023	2022	2022	2022	2022	2021	2021
(millions of Canadian dollars)	Fiscal 2024	Fiscal 2023	Fiscal 2023	Fiscal 2023	Fiscal 2023	Fiscal 2022	Fiscal 2022	Fiscal 2022

Net income	$154.5	$365.1	$141.6	$237.7	$121.0	$209.6	$127.7	$212.9

Normalized elements

Foreign exchange (gain) loss on long-term debt and lease liabilities	43.8	(56.6)	133.0	(0.1)	16.1	48.4	(10.4)	27.3

Cybersecurity incident costs [2]	—	2.2	23.3	—	—	—	—	—

Gain on NCIB	—	—	—	—	(1.8)	—	—	—

Past service costs [3]	—	4.3	—	—	—	—	—	—

Costs related to business combinations [4]	4.9	2.6	3.6	1.0	1.1	1.0	1.0	6.6

Evinrude outboard engine wind-down [5]	—	—	—	—	—	(1.3)	(0.7)	1.6

Gain on disposal of property, plant & equipment and lease termination [6]	—	—	—	—	—	(8.7)	—	—

Other elements [7]	0.2	(4.1)	0.8	(0.2)	1.3	1.1	0.1	2.9

Income tax adjustment [1][8]	(11.4)	(4.3)	(9.8)	(0.5)	(0.6)	1.2	6.0	(1.8)

Normalized net income [1]	192.0	309.2	292.5	237.9	137.1	251.3	123.7	249.5

Normalized income tax expense [1]	52.6	96.3	87.6	82.5	49.3	77.9	45.9	87.1

Financing costs adjusted [1]	44.1	36.5	33.3	27.6	16.5	14.0	16.4	15.8

Financing income adjusted [1]	(1.5)	(1.4)	(0.3)	(1.5)	(1.0)	(0.3)	(0.7)	(1.6)

Depreciation expense adjusted [1]	89.9	87.4	74.8	71.8	70.2	73.5	66.4	64.2

Normalized EBITDA [1]	$377.1	$528.0	$487.9	$418.3	$272.1	$416.4	$251.7	$415.0

[1]	See “Non-IFRS Measures” section.

[2]	During Fiscal 2023, the Company incurred costs related to a cybersecurity incident. These costs are mainly comprised of recovery costs, idle costs such as direct labor during shutdown period, etc.

[3]

Effective December 31, 2022, BRP approved an ad-hoc adjustment to be granted to retirees and surviving spouses of the Pension Plan for Employees of BRP (Canada) who retired prior to 2017. The impact of this ad-hoc increase is recognized as a past service cost during the year ended January 31, 2023.

[4]	Transaction costs and depreciation of intangible assets related to business combinations.

[5]	The Company incurred costs related to the wind-down of the outboard engine production such as, but not limited to, idle costs and other exit costs.

[6]

During Fiscal 2022, the Company acquired its two leased facilities in Mexico. The derecognition of related right-of-use assets and corresponding lease liabilities generated a $8.7 million gain on lease termination.

[7]

Other elements include gain on litigation for Fiscal 2021, insurance recovery on destroyed equipment related to the Juarez 2 fire recorded in Fiscal 2023 and costs associated with restructuring and reorganization activities to gain flexibility and improve efficiency which are mainly composed of severance costs and retention salaries.

[8]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

BRP Inc.	Management’s Discussion and Analysis	30

Selected Consolidated Financial Information

The selected consolidated financial information set out below for the three-month periods ended April 30, 2023 and 2022, has been determined based on the unaudited condensed consolidated interim financial statements and related notes approved on May 31, 2023.

Net Income Data

(in millions of Canadian dollars)	Three-month periods ended
	April 30, 2023	April 30, 2022

Revenues by category
Powersports
Year-Round Products	$1,333.3	$934.4
Seasonal Products	691.9	408.7
Powersports PA&A and OEM Engines	284.9	343.5
Marine	119.3	122.7
Total Revenues	2,429.4	1,809.3
Cost of sales	1,805.9	1,354.9
Gross profit	623.5	454.4
As a percentage of revenues	25.7%	25.1%
Operating expenses
Selling and marketing	127.5	104.4
Research and development	101.7	84.0
General and administrative	98.8	70.1
Other operating expenses (income)	13.6	(3.7)
Total operating expenses	341.6	254.8
Operating income	281.9	199.6
Net financing costs	42.8	13.7
Foreign exchange loss on long-term debt	43.4	16.2
Income before income taxes	195.7	169.7
Income tax expense	41.2	48.7
Net income	$154.5	$121.0
Attributable to shareholders	$154.2	$120.9
Attributable to non-controlling interest	$0.3	$0.1

Normalized EBITDA [1]	$377.1	$272.1

Normalized net income [1]	$192.0	$137.1

[1] See “Non-IFRS Measures” section.

BRP Inc.	Management’s Discussion and Analysis	31

Other Financial Data

(in millions of Canadian dollars, except per share data)	Three-month periods ended
	April 30, 2023	April 30, 2022

Weighted average number of shares – basic	78,856,822	81,075,819
Weighted average number of shares – diluted	80,411,463	82,701,016

EPS - basic	$1.96	$1.49
EPS - diluted	1.92	1.46
Normalized EPS – basic [1]	2.43	1.69
Normalized EPS – diluted [1]	2.38	1.66

Declared dividends per share	$0.18	$0.16

[1] See “Non-IFRS Measures” section.

Financial Position data

As at (in millions of Canadian dollars)	April 30, 2023	January 31, 2023

Cash and cash equivalents	$213.0	$202.3
Working capital	896.2	897.3
Property, plant and equipment	1,867.7	1,810.4
Total assets	6,711.7	6,464.6
Total non-current financial liabilities	2,988.4	2,942.8
Total liabilities	6,134.1	5,924.5
Total equity	577.6	540.1
Total debt	2,833.4	2,790.2

BRP Inc.	Management’s Discussion and Analysis	32

Critical Accounting Estimates

Significant Estimates and Judgments

The preparation of the unaudited condensed consolidated financial statements in accordance with the Company’s accounting policies requires management to make estimates and judgments that can affect the reported amounts of assets and liabilities, related amounts of revenues and expenses, other comprehensive income and disclosures made.

The Company’s best estimates are based on the information, facts and circumstances available at the time estimates are made. Management uses historical experience and information, general economic conditions and trends, as well as assumptions regarding probable future outcomes as the basis for determining estimates. Estimates and their underlying assumptions are reviewed periodically and the effects of any changes are recognized immediately. Actual results could differ from the estimates used and such differences could be significant.

The Company’s annual operating budget and operating budget revisions performed during the year (collectively “Budget”) and the Company’s strategic plan comprise fundamental information used as a basis for some significant estimates necessary to prepare the consolidated financial statements. Management prepares the annual operating budget and strategic plan each year using a process whereby a detailed one-year budget and three-year strategic plan are prepared by each entity and then consolidated.

Cash flows and profitability included in the Budget are based on the existing and future expected sales orders, general market conditions, current cost structures, anticipated cost variations and current agreements with third parties. Management uses the annual operating budget information as well as additional projections or assumptions to derive the expected results for the strategic plan and periods thereafter.

The Budget and the strategic plan are approved by management and the Board of Directors. Management then tracks performance as compared to the Budget. Significant variances in actual performance are a key trigger to assess whether certain estimates used in the preparation of financial information must be revised.

Management needs to rely on estimates in order to apply the Company’s accounting policies and considers that the most critical ones are the following:

Estimating Recoverability of Deferred Tax Assets

Deferred tax assets are recognized only if management believes it is probable that they will be realized based on annual budget, strategic plan and additional projections to derive the expected results for the periods thereafter.

Estimating Provisions for Regular Product Warranty, Product Liability and Sales Program

The regular warranty cost is established by product line and recorded at the time of sale based on management’s best estimate, using historical cost rates and trends. Adjustments to the regular warranty provision are made when the Company identifies a significant and recurring issue on products sold or when costs and trend differences are identified in the analysis of regular warranty claims.

The product liability provision at period end is based on management’s best estimate of the amounts necessary to resolve existing claims. In addition, the product liability provision at the end of the reporting period includes incurred, but not reported claims, based on average historical cost information.

Sales program provision is estimated based on current program features, historical data and expected retail sales for each product line.

BRP Inc.	Management’s Discussion and Analysis	33

Estimating the Discount Rates Used in Assessing Defined Benefit Plan Expenses and Liability

In order to select the discount rates used to determine defined benefit plan expenses and liabilities, management consults with external actuarial firms to provide commonly used and applicable discount rates that are based on the yield of high quality corporate fixed income investments with cash flows that match expected benefit payments for each defined benefit plan. Management uses its knowledge and comprehension of general economic factors in order to conclude on the accuracy of the discount rates used.

Estimating the incremental borrowing rate used in measuring lease liability

Management makes estimates in the determination of the incremental borrowing rate used to measure the lease liability for each lease contract when the interest rate implicit in the lease is not readily available. The incremental borrowing rate should reflect the interest rate the Company would have to pay to borrow the same asset at a similar term and with a similar security.

Estimating the lease term

On commencement date, when determining the lease term, management considers all facts and circumstances that create an economic incentive to exercise an extension option or not exercise a termination option. Extension options or periods subject to termination options are only included in the lease term if the lease is reasonably certain to be extended or not terminated. This assessment is reviewed if a significant change in circumstances occurs within the Company’s control.

Significant Judgments in Applying the Company’s Accounting Policies

Management needs to make certain judgments in order to apply the Company’s accounting policies and the most significant ones are the following:

Impairment of Property, Plant and Equipment, Intangible Assets and Right-of-Use Assets

The Company operates using a high level of integration and interdependency between design, development, manufacturing and distribution operations. The cash inflows generated by each product line require the use of various assets of the Company, limiting the impairment testing to be done for a single asset. Therefore, management performs impairment testing by grouping assets into CGUs.

Functional Currency

The Company operates worldwide but its design, development, manufacturing and distribution operations are highly integrated, which require significant judgments from management in order to determine the functional currency of each entity using factors provided by IAS 21 The Effects of Changes in Foreign Exchange Rates (“IAS 21). Management established the functional currency of each entity as its local currency unless the assessment of the criteria established by IAS 21 to assess the functional currency leads to the determination of another currency. IAS 21 criteria are reviewed annually for each entity and are based on transactions with third-parties only.

BRP Inc.	Management’s Discussion and Analysis	34

Environmental, Social and Governance

The Company is committed to Corporate Social Responsibility (CSR) and more specifically to the environment, product safety, health and safety, social well-being and economic prosperity everywhere it operates. The Company recognizes that these factors are fundamental to its growth and success. Supported by Senior Management and the Nominating, Governance and Social Responsibility committee, which has been delegated with the authority to annually review and assess the Company’s policies and practices with respect to its corporate social responsibility program, the Board of Directors is the ultimate steward of ESG matters.

In April 2022, the Company announced its commitment to take CSR even further with the launch of its new CSR25 program, which fosters value creation around three main pillars: Environment, Social and Governance. The responsibility of each of them has been assigned to senior executives who leverage their expertise to ensure the program’s objectives are achieved. They specifically focus on BRP’s employees, communities, operations and products and are broken down as follows:

●	Reduce the carbon footprint relating to products and operations.
●	Ensure a positive and sustainable impact in communities and the daily lives of employees.
●	Continue to make sound strategic decisions, maintain high ethical standards and conduct operations in a sustainable manner.

In connection with the launch of the CSR25 Program, the Company set the following initial environmental targets:

●	Having 50% of its units sold as electric by 2035;
●	Making its facilities carbon neutral and reaching zero waste to landfill by 2030;
●	Reducing CO2 emissions from its supply chain by 25% by 2035.

In May 2022, the Company launched its new “BRP Responsible Rider” program, which empowers and encourages all riders in the powersports and marine community to ride responsibly and to be mindful of Safety, Environment and Riding Etiquette. On March 29, 2023, the Company announced partnerships with two organizations equally committed to empowering all those who ride to do so responsibly: Tread Lightly! and RideSafe. The objectives of these partnerships are to develop trainings and other tools dedicated to driving positive change through BRP’s worldwide dealer network and all powersports riders on subjects based on the three pillars of BRP’s Responsible Rider program (Safety, Environment and Riding Etiquette) and to educate young riders and their families on how to be responsible riders.

In furtherance of its commitment to create a lasting impact in the communities where it operates, in June 2022 the Company adopted a global cause as part of its community engagement program entitled “Ride Out Intimidation” and is teaming up with experts and credible organizations to raise awareness and implement meaningful initiatives on a global scale. As such, it has also reiterated its objective that by 2025 it will invest on an annual basis 1% of its pre-tax profits for that given year in community support by 2025.

On November 17, 2022, the Company launched its first Global Women Employee Resource Group as part of the Diversity, Equity & Inclusion (DE&I) Council. This Council is composed of employees from various backgrounds and workplaces and led by two senior executives which are engaged as key business resources as well as sources of actionable feedback. The DE&I Council is expected to continue to help the Company in its efforts to identify opportunities to enhance its processes for collecting data and reporting measurable progress towards its DE&I goals.

On February 20, 2023 the Company introduced the first ever electric snowmobiles with Ski Doo and Lynx. Both models enable a low emissions winter adventure and offer a unique ride that is inviting for first timers to experience the world of snowmobiling. BRP is aiming to reduce the carbon footprint of its products and these two new electric snowmobiles are the first products to be commercialized as part of BRP’s commitment to offer electric models in all of its product lines by 2026.

For full details about BRP’s CSR25 program, its initiatives, and the most recent CSR report please visit the Corporate Social Responsibility section (www.brp.com). The CSR report for Fiscal 2023 will be published in the coming months concurrently with the annual general meeting of the shareholders of the Company.

BRP Inc.	Management’s Discussion and Analysis	35

Controls and Procedures

The Company’s President and Chief Executive Officer and the Chief Financial Officer are responsible for establishing and maintaining the Company’s disclosure controls and procedures as well as its internal control over financial reporting, as those terms are defined in National Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings of the Canadian securities regulatory authorities and Rule 13a-15(e) and Rule 15d-15(e) under the U.S. Securities Exchange Act of 1934, as amended.

Disclosure controls and procedures

As at the end of the reporting period covered by the interim financial statements, the President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures in order to provide reasonable assurance that:

●	material information relating to the Company has been made known to them; and

●	information required to be disclosed in the Company’s filings is recorded, processed, summarized and reported within the time periods specified in securities legislation.

Internal control over financial reporting

As at the end of the reporting period covered by the interim financial statements, the President and Chief Executive Officer and the Chief Financial Officer have designed, or caused to be designed under their supervision, such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

There have been no changes in the Company’s internal control over financial reporting during the three-month period ended April 30, 2023, that have materially affected, or are reasonably likely to materially affect the Company’s internal control over financial reporting. Management determined that the Company’s internal control over financial reporting was effective as of April 30, 2023.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Management’s projections of any evaluation of the effectiveness of internal control over financial reporting as to future periods are subject to the risks that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis.

BRP Inc.	Management’s Discussion and Analysis	36

Risk Factors

For a detailed description of risk factors associated with the Company, refer to the “Risk Factors” section of the Company’s MD&A for the fourth quarter and the fiscal year ended January 31, 2023. The Company is not aware of any significant changes to the Company’s risk factors from those disclosed at that time.

Disclosure of Outstanding Shares

As at May 30, 2023, the Company had:

Issued and outstanding shares and stock options
Multiple voting shares with no par value	42,384,200
Subordinate voting shares with no par value	35,697,171
Stock options to acquire subordinate voting shares	3,885,875

Additional Information

Additional information relating to BRP Inc. is available on SEDAR at www.sedar.com.

BRP Inc.	Management’s Discussion and Analysis	37